

December 11, 2012

Via E-mail
Matthew K. Fust
Executive Vice President,
And Chief Financial Officer
Onyx Pharmaceuticals, Inc.
249 East Grand Avenue
South San Francisco California, 94080

Re: Onyx Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 2, 2012
Form 8-K Dated November 1, 2012
Filed November 1, 2012
File No. 000-28298

Dear Mr. Fust:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 1. Finanical Information
Condensed Consolidated Balance Sheets, page 3

1. Please provide us proposed disclosure to be included in future periodic filings that shows the amount of raw materials, work-in-process and finished goods inventories. Refer to rule 10-01(a)(2) of Regulation S-X.

Matthew K. Fust
Onyx Pharmaceuticals, Inc.
December 11, 2012
Page 2

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Cost of goods sold – Kyprolis, page 27</u>

2. You state that all costs incurred to manufacture Kyprolis prior to the regulatory approval in July 2012, including the drug product of Kyprolis on hand at that time, were recorded as research and development expenses in the period those costs were incurred and that as a result, you expect that gross margin will change significantly in the future until the inventory on hand at July 20, 2012 is sold. Please provide us proposed disclosure to be included in future periodic filings that quantifies the estimated selling price of the July 20, 2012 inventory on hand and describes the expected timeframe that it will be sold, and that quantifies your estimate of the range of cost of goods sold as a percentage of revenue for expected sales of inventory capitalized after July 20, 2012, if known.

<u>Form 8-K dated November 1, 2012</u>
<u>Exibit 99.1</u>

3. In this exhibit you present a full statement of income to reconcile your GAAP earnings to non-GAAP earnings. Please represent to us that you will no longer present these tables in future Item 2.02 Form 8-K submissions or elsewhere. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Matthew K. Fust
Onyx Pharmaceuticals, Inc.
December 11, 2012
Page 3

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant